Exhibit 99.2

This is a conformed, redacted version of a document that was prepared to provide certain information to HudBay Minerals Inc. and not for the purposes of disclosure to investors or any other purpose. Investors and potential investors are cautioned that it would be inappropriate to rely on this document in making an investment decision.

DISCLOSURE LETTER

November 21, 2008

HudBay Minerals Inc.
Dundee Place, Suite 2501
1 Adelaide Street East
Toronto, Ontario M5C 2V9

Re:         Lundin Disclosure Letter to the Arrangement Agreement

Ladies and Gentlemen:

Reference is made to the Arrangement Agreement dated as of November 21, 2008 (the "Arrangement Agreement") between HudBay Minerals Inc. (the "Acquiror") and Lundin Mining Corporation (the "Company"). Unless otherwise defined in this Lundin Disclosure Letter (including the schedules attached hereto), capitalized terms used in this Lundin Disclosure Letter (including the schedules attached hereto) shall have the meanings assigned to such terms in the Arrangement Agreement.

This letter constitutes the Lundin Disclosure Letter as such term is defined in the Arrangement Agreement. Disclosure of any agreement or other matter in this Lundin Disclosure Letter, whether or not in response to a requirement contained in the Arrangement Agreement to disclose in this Lundin Disclosure Letter, shall not be deemed to be an admission by the Company that such agreement or other matter is necessarily material or necessarily constitutes or could give rise to a Material Adverse Effect.

The schedules attached hereto form an integral part of this Lundin Disclosure Letter. Any matter disclosed in one section or subsection hereof is deemed disclosed for all purposes of this Lundin Disclosure Letter to the extent the Arrangement Agreement requires such disclosure and the applicability of such information is readily apparent on its face without further inquiry.

As used in this Lundin Disclosure Letter (including the schedules attached hereto), the terms "this Agreement", "herein", "hereby", "hereof", "hereunder" and similar expressions refer to the Arrangement Agreement, as supplemented by this Lundin Disclosure Letter.

SIGNED on the date first written above.

LUNDIN MINING CORPORATION

“PJ Wright”	“Ted Mayers”
Name: Philip J. Wright	Name: Ted Mayers
Title: President, Chief Executive Officer and Director	Title: Chief Financial Officer

INDEX

Schedule 1.1	Definitions
Schedule 3.1(c)	Organization and Qualification
Schedule 3.1(e)	No Violations
Schedule 3.1(f)	Capitalization
Schedule 3.1(g)	Material Contracts
Schedule 3.1(i)	Ownership of Subsidiaries, Significant Interest Companies and Investment Companies
Schedule 3.1(j)	Public Filings
Schedule 3.1(l)	Internal Controls and Financial Reporting
Schedule 3.1(n)	Minute Books
Schedule 3.1(o)	No Undisclosed Liabilities
Schedule 3.1(q)	Litigation
Schedule 3.1(s)	Interest in Mineral Rights
Schedule 3.1(t)	Permits
Schedule 3.1(v)	Environmental Matters
Schedule 3.1(w)	Mineral Reserves and Resources
Schedule 3.1(x)	Benefit Plans
Schedule 3.1(y)	Labour and Employment
Schedule 3.1(z)	Compliance with Laws
Schedule 3.1(bb)	Related Party Transactions
Schedule 3.1(dd)	Rights of Other Persons
Schedule 3.1(ff)	Restrictions on Business Activities
Schedule 3.1(hh)	Fees and Expenses
Schedule 3.1(ii)	Insurance
Schedule 5.1	Conduct of Business of the Company
Schedule 5.6	Employment Agreements
Schedule 7.7.2	Insurance and Indemnification

SCHEDULE 1.1

Definitions

♦

Lundin Mining Corporation has redacted information relating to material contained in the data room on the basis : (i) of its obligations to maintain confidentiality of information; and/or (ii) that the public disclosure of such information would be seriously prejudicial to its interests.

SCHEDULE 3.1(c)

Organization and Qualification

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(c) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(e)

No Violations

Section 3.1(e)(i):

1.

Credit agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007.

2.

First amending agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; HSH Nordbank AG, Copenhagen Branch; and N.M. Rothschild & Sons Limited (as lenders) dated as of May 15, 2008.

SCHEDULE 3.1(f)

Capitalization

1.

On November 14, 2008, the Company and Kevin Hisko (as a nominee on behalf of the Company) agreed to purchase certain shares in Rio Narcea Finance held by Lundin Mining Limited and Rio Narcea Tasiast Luxembourg S.A. The registration of the share transfer was approved by Rio Narcea Finance subject to the production of properly adjudicated share transfer forms. As at the date of this Disclosure Letter, the production of properly adjudicated share transfer forms remains outstanding and accordingly, the share transfer remains to be registered in the books of Rio Narcea Finance and will be so registered upon production of properly adjudicated share transfer forms.

2.

The Company’s relevant documentation indicates that ♦ was granted ♦ options in September 2008. ♦ was in fact granted ♦ options. The Company intends to correct this clerical error.

Lundin Mining Corporation has redacted disclosure that contains personal information relating to one of its employees.

3.

♦

Lundin Mining Corporation has redacted an exception to the representations and warranties in Section 3.1(f) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

4.

The Joint Venture Shareholders Agreement between Phelps Dodge Exploration Corp. ("Freeport") and Tenke Holdings dated as of January 16, 2004 grants Freeport a First Right of Offer in the event that Tenke Holdings sells all or part of its position in the Tenke assets. The parties are now Lundin Mining Corporation, Freeport McMoRan Copper & Gold Corp., and their respective subsidiaries.

5.

♦

Lundin Mining Corporation has redacted an exception to the representations and warranties in Section 3.1(f) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(g)

Material Contracts

♦

Lundin Mining Corporation has redacted information relating to its contracts on the basis: (i) of its obligations to maintain confidentiality of information; and/or (ii) that the public disclosure of such information would be seriously prejudicial to its interests.

SCHEDULE 3.1(i)

Ownership of Subsidiaries, Significant Interest Companies and Investment Companies

1.

Please see number 1 in Section 3.1(f) above.

2.

♦

Lundin Mining Corporation has redacted an exception to the representations and warranties in Section 3.1(i) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

3.

Please see number 4 in Section 3.1(f) above.

4.

♦

Lundin Mining Corporation has redacted an exception to the representations and warranties in Section 3.1(i) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

5.

♦

Lundin Mining Corporation has redacted information relating to its contracts on the basis : (i) of obligations to maintain confidentiality of information; or (iii) that the public disclosure of such information would be seriously prejudicial to its interests.

SCHEDULE 3.1(j)

Public Filings

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(j) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(l)

Internal Controls and Financial Reporting

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(l) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(n)

Minute Books

None.

SCHEDULE 3.1(o)

No Undisclosed Liabilities

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(o) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(q)

Litigation

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(q) of the Arrangement Agreement, on the basis: (i) of its obligations to maintain confidentiality of information; and/or (ii) that the public disclosure of such information would be seriously prejudicial to its interests.

SCHEDULE 3.1(s)

Interest in Mineral Rights

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(s) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(t)

Permits

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(t) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(v)

Environmental Matters

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(v) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(w)

Mineral Reserves and Resources

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(w) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(x)

Benefit Plans

Section 3.1(x)(ii):

1.

Incentive Stock Option Plan, approved on May 15, 2003.

2.

♦

Lundin Mining Corporation has redacted an exception to the representations and warranties in Section 3.1(j) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

Section 3.1(x)(viii)

1.

Please see number 1 in Section 3.1(x)(ii) above.

SCHEDULE 3.1(y)

Labour and Employment

Section 3.1(y)(ii):

1.

♦

Lundin Mining Corporation has redacted disclosure that contains personal information relating to one of its employees.

2.

Please see number 1 in Section 3.1(x)(ii) above.

Section 3.1(y)(iii):

Zinkgruvan Mining AB

1.

There are ongoing negotiations between the employer organization, Gruvornas Arbetsgivareförbund, and the unions regarding mine pensions.

SCHEDULE 3.1(z)

Compliance with Laws

♦

Lundin Mining Corporation has redacted exceptions to the representations and warranties in Section 3.1(z) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(bb)

Related Party Transactions

1.

There is an ongoing services agreement between Lundin Mining Corporation and Namdo Management Services, a company owned by Lukas Lundin, the Chairman of the Board of Lundin Mining Corporation. Namdo Management Services provides administrative support and investor relations services to Lundin Mining Corporation.

2.

John Craig, a Director of Lundin Mining Corporation, is a partner at Cassels Brock & Blackwell LLP, a law firm which provides legal services to Lundin Mining Corporation.

SCHEDULE 3.1(dd)

Rights of Other Persons

♦

Lundin Mining Corporation has redacted a certain exception to the representations and warranties in Section 3.1(dd) of the Arrangement Agreement, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 3.1(ff)

Restrictions on Business Activities

♦

Lundin Mining Corporation has redacted certain exceptions to the representations and warranties in Section 3.1(ff) of the Arrangement Agreement, on the basis : (i) of its obligations to maintain confidentiality of information; and/or (ii) that the public disclosure of such exceptions would be seriously prejudicial to its interests.

SCHEDULE 3.1(hh)

Fees and Expenses

♦

Lundin Mining Corporation has redacted detailed information relating to fees and expenses on the basis of its obligations to maintain confidentiality of information.

SCHEDULE 3.1(ii)

Insurance

♦

Lundin Mining Corporation has redacted relating to its insurance policies, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE 5.1

Conduct of Business of the Company

♦

Lundin Mining Corporation has redacted disclosure relating to the conduct of its business on the basis of (i) of its obligations to maintain confidentiality of information; and/or (ii) that the disclosure of such information would be seriously prejudicial to its interests.

SCHEDULE 5.6

Employment Agreements

♦

Lundin Mining Corporation has redacted disclosure that contains personal information relating to one of its employees.

SCHEDULE 7.7.2

Insurance and Indemnification

None.